March 13, 2007

Mail Stop 4561

Via U.S. Mail and Facsimile (207) 828-7020

Carol L. Mitchell, Esq.
Senior Executive Vice President,
  General Counsel and Corporate Secretary
TD Banknorth Inc.
Post Office Box 9540
Two Portland Square
Portland, Maine 04112-9540

RE: TD Banknorth Inc.
   Amendment Number Two to Schedule 13E-3 filed on March 6, 2007
   File Number 005-80597

   Amendment Number Two to Schedule 14A filed on March 6, 2007
   File Number 000-51179

Dear Ms. Mitchell:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger, page 28

   1. We reissue prior comment 3. Please revise your discussion of each factor discussed to explain how the factor related to the finding of fairness.

2. Please expand your disclosure to provide a detailed discussion of going concern value or explain why no such analysis was performed.

3. We note that the special committee did not consider liquidation value because the committee believed that liquidation value would not capture "the value of TD Banknorth's customer relationships, market positions and other franchises." Please explain why, in the special committee's opinion, the exclusion of these factors rendered liquidation value an inadequate measure while the inclusion of similar factors rendered net book value an inadequate measure. In addition, please identify the "other things" that the special committee considered when determining that liquidation would be unlikely to deliver comparable value.

4. Please expand your discussion of net book value to explain and quantify where appropriate the factors considered when determining the weight to assign to net book value.

5. We note your response to prior comment number 5. Please revise to state, or tell us where you disclose, why the special committee did not consider prices that could have been obtained in arms-length negotiations with third parties to be relevant to a determination of whether the price is fair.

The Board of Directors, page 3

6. We note your response to prior comment 6. Please revise your disclosure to make corresponding disclosure for the class B directors. In addition, please provide an analysis addressing why approval of the entire board is not required for the transaction.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person**s** may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3419 or Michael Pressman in the Office of Mergers and Acquisitions at (202) 551-3345 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel
Office of Financial Services
Division of Corporation Finance

cc: Gerard L. Hawkins, Esq.
        Elias, Matz, Tiernan & Herrick LLP
        734 Fifteenth Street, N.W.
        Washington, DC 20005